July 15, 1998



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Attention: Mr. Russell F. Leone

Re:      Gencor Industries, Inc. (the "Company")
         Form S-3 Registration Statement
         File No.: 333-56751
         Filed on June 12, 1998

Dear Mr. Leone:

         Please be advised that the Company hereby withdraws the above-referenced Registration Statement. The Company determined to withdraw the offering because of the current market valuation of the common stock and the potential impact on shareholder value. In addition, the selling shareholders will not be pursuing the offering. I also confirm to you that no sales have been made pursuant to the above referenced Registration Statement.

         Thank you for your attention to this matter.


                                    Very truly yours,



                                    /s/ E. J. Elliot
                                    President and Chairman

RHF:mb
Enclosures
cc:      Randolph H. Fields, Esq.
         Sandra C. Gordon, Esq.